UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )

Digital Cinema Destinations Corp.
(Name of Issuer)

Class A Common Stock, $0.01 par value
(Title of Class of Securities)

25383 B109
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons IJM Family Limited Partnership (the “Reporting Person”) (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 450,000 shares of Class A common stock, $0.01 par value per share (the “Class A Common Stock”) (2)

	6.	Shared Voting Power 0 shares of Class A Common Stock

	7.	Sole Dispositive Power 450,000 shares of Class A Common Stock (2)

	8.	Shared Dispositive Power 0 shares of Class A Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 450,000 shares of Class A Common Stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.8% (2)

12.	Type of Reporting Person (See Instructions) PN

____________________
(1)
This a joint filing by IJM Family Limited Partnership and Ilissa Marks, its General Partner.  Ms. Marks has the sole voting and investment powers over the shares of Class A Common Stock owned by IJM Family Limited Partnership.

(2)	Based on 5,134,656 shares of Class A Common Stock outstanding on February 14, 2013.

CUSIP No.

1.	Names of Reporting Persons Ilissa Marks (the “Reporting Person”) (3)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 450,000 shares of Class A common stock, $0.01 par value per share (the “Class A Common Stock”) (4)

	6.	Shared Voting Power 0 shares of Class A Common Stock

	7.	Sole Dispositive Power 450,000 shares of Class A Common Stock (4)

	8.	Shared Dispositive Power 0 shares of Class A Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 450,000 shares of Class A Common Stock (4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.8% (4)

12.	Type of Reporting Person (See Instructions) IN

_________________
(3)
This a joint filing by IJM Family Limited Partnership and Ilissa Marks, its General Partner.  Ms. Marks has the sole voting and investment powers over the shares of Class A Common Stock owned by IJM Family Limited Partnership.

(4)	Based on 5,134,656 shares of Class A Common Stock outstanding on February 14, 2013.

Item 1.
	(a)	Name of Issuer Digital Cinema Destinations Corp.
	(b)	Address of Issuer’s Principal Executive Offices 250 East Broad Street Westfield, New Jersey

Item 2.
	(a)	Name of Person Filing IJM Family Limited Partnership Ilissa Marks
	(b)	Address of Principal Business Office or, if none, Residence c/o Digital Cinema Destinations Corp. 250 East Broad Street Westfield, New Jersey
	(c)	Place of Organization - IJM Family Limited Partnership – Wyoming Citizenship - Ilissa Marks – United States
	(d)	Title of Class of Securities Class A Common Stock, par value $0.01 per share
	(e)	CUSIP Number 25383 B109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)
Amount beneficially owned:
450,000  shares of Class A Common Stock deemed beneficially owned by IJM Family Limited Partnership
450,000  shares of Class A Common Stock deemed beneficially owned by Ilissa Marks

	(b)	Percent of class: 8.8% deemed beneficially owned by IJM Family Limited Partnership 8.8% deemed beneficially owned by Ilissa Marks
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 450,000 shares of Class A Common Stock
		(ii)	Shared power to vote or to direct the vote 0 shares of Class A Common Stock
		(iii)	Sole power to dispose or to direct the disposition of 450,000 shares of Class A Common Stock
		(iv)	Shared power to dispose or to direct the disposition of 0 shares of Class A Common Stock

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date:       February 14, 2013

IJM FAMILY LIMITED PARTNERSHIP

BY: /s/ Ilissa Marks
 ---------------------------------------------------------------------
Name/Title:  Ilissa Marks / General Partner, IJM Family Limited Partnership

/s/ Ilissa Marks
--------------------------------------------------------------------
Name/Title: Ilissa Marks

EXHIBIT NO.	EXHIBITS	PAGE
99.1	Joint Filing Agreement	7

*  Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).